Exhibit 99.1

RADCOM Delivers 17.2% Full-Year Revenue Growth, Record Revenue and Operating Margins in 2025

Sixth consecutive year of revenue growth, reflecting ongoing business momentum

Tel Aviv, Israel – February 11, 2026 – RADCOM Ltd. (NASDAQ: RDCM), a leader in next-generation AI-powered assurance solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2025.

“RADCOM delivered record revenue of $71.5 million and achieved its highest annual operating margins to date in 2025, marking six consecutive years of revenue growth,” said Benny Eppstein, Chief Executive Officer of RADCOM. “We are scaling profitability, generating strong cash flow, and strengthening our balance sheet, reflecting a business model with clear operating leverage while delivering measurable value to our customers. As telecom operators adapt to an AI-driven environment, they must operate their networks more efficiently while improving the customer experience, and our solutions enable both. We have built a strong foundation for sustainable, profitable growth as we work to continue to expand our customer base.”

“With record cash levels of $109.9 million and no debt as of year-end, we enter 2026 from a position of financial strength,” added Eppstein. “Our focus remains on expanding our Tier-1 customer footprint, deepening partnerships across our ecosystem, and continuing to lead in intelligent assurance and AI-driven analytics.”

Fourth Quarter 2025 Financial Highlights:

●	Total revenues for the fourth quarter of 2025 were $18.9 million, compared to $16.3 million in the fourth quarter of 2024, or 15.9% growth year-over-year.

●	GAAP operating income for the fourth quarter of 2025 was $2.7 million, or 14.2% of revenue, compared to GAAP operating income of $1.3 million, or 8.1% of revenue, for the fourth quarter of 2024.

●	Non-GAAP operating income for the fourth quarter of 2025 was $4.3 million, or 23.0% of revenue, compared to non-GAAP operating income of $2.9 million, or 17.6% of revenue, for the fourth quarter of 2024.

●	GAAP net income for the fourth quarter of 2025 was $3.6 million, or $0.21 per diluted share, compared to GAAP net income of $2.2 million, or $0.14 per diluted share, for the fourth quarter of 2024.

●	Non-GAAP net income for the fourth quarter of 2025 was $5.2 million, or $0.31 per diluted share, compared to non-GAAP net income of $3.8 million, or $0.23 per diluted share, for the fourth quarter of 2024.

●	Positive cash flow was $3.2 million in the fourth quarter of 2025.

Full Year 2025 Financial Highlights:

●

Total revenues for the full year 2025 were $71.5 million, a new company record, compared to $61.0 million in 2024, representing 17.2% year-over-year growth, above the midpoint of our guidance of 15% to 18% growth, and marking six consecutive years of top-line growth.

●	GAAP operating income for the full year 2025 was $8.3 million, or 11.6% of revenue, compared to GAAP operating income of $3.1 million, or 5.1% of revenue, for the full year 2024.

●	Non-GAAP operating income for the full year 2025 was $14.8 million, or 20.6% of revenue, compared to non-GAAP operating income of $9.5 million, or 15.6% of revenue, for the full year 2024.

●	GAAP net income for the full year 2025 was $12.0 million, or $0.71 per diluted share, compared to GAAP net income of $7.0 million, or $0.43 per diluted share, for the full year 2024.

●	Non-GAAP net income for the full year 2025 amounted to $18.4 million, or $1.09 per diluted share, compared to non-GAAP net income of $13.5 million, or $0.83 per diluted share, for the full year 2024.

●	Positive cash flow was $15.2 million in 2025. As of December 31, 2025, the company had cash and cash equivalents and short-term bank deposits of $109.9 million and no debt, ending the year with its highest-ever cash levels.

Outlook

RADCOM is providing full-year 2026 revenue growth guidance of 8% to 12%, implying revenue of $78.6 million at the guidance midpoint (10%).

Chairman of the Board Transition

The Company also announced that its Board of Directors has appointed an existing Board member, Mr. Rami Schwartz, as Chairman of the Board, effective February 8, 2026, succeeding Mr. Sami Totah. Mr. Rami Schwartz has served on RADCOM’s Board of Directors since July 2019 and brings deep experience in strategy, leadership, governance, and scaling technology businesses. Mr. Sami Totah will continue to serve as a member of the Company’s Board of Directors.

Conference Call and Webinar

RADCOM’s management will host an interactive conference call today, February 11, 2026, at 8:00 AM Eastern Time (3:00 PM Israel Standard Time) to discuss the financial results and answer participants’ questions.

Conference Call Access

To join the conference call, please dial +1-866-652-8972 (US toll-free) or +972-3-918-0609 for other locations. Please dial in 5 minutes before the scheduled start time. A recording will be available later the same day at https://radcom.com/financial-information/.

Audio Webinar Access

To access the audio webinar, log in at https://www.veidan-conferencing.com/radcom. Please log in at least 10 minutes before the start time to complete registration and install any required software. A replay will be available at the same link for 90 days following the event.

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For all investor inquiries, please contact:

Investor Relations:

Rob Fink or Joey Delahoussaye

FNK IR

rdcm@fnkir.com

+1-646-809-4048 / +1-312-809-1087

Company Contact:

Hod Cohen

CFO

hod.cohen@radcom.com

+972-3-645-5055

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and Generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability, from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses) related to acquisitions, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” “potential,” “anticipate,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2026 revenue guidance, momentum, scalability of the Company’s business model, and ongoing demand from telecom operators, sustainable, profitable growth and financial strength, increasing adoption of AI-driven assurance solutions, expanding its customer base, deepening its partnerships and continuing to lead in intelligent assurance and AI-driven analytics, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the conflict in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Revenues	$18,857	$16,264	$71,494	$61,009
Cost of revenues	4,370	4,137	17,193	15,746
Gross profit	14,487	12,127	54,301	45,263
Research and development, gross	5,407	4,749	20,239	18,659
Less - royalty-bearing participation	149	113	363	684
Research and development, net	5,258	4,636	19,876	17,975
Sales and marketing	4,739	4,632	19,683	17,794
General and administrative	1,804	1,549	6,439	6,407
Total operating expenses	11,801	10,817	45,998	42,176
Operating income	2,686	1,310	8,303	3,087
Financial income, net	1,207	1,080	4,283	4,115
Income before taxes on income	3,893	2,390	12,586	7,202
Taxes on income	251	142	595	234

Net income	$3,642	$2,248	$11,991	$6,968

Basic net income per ordinary share	$0.22	$0.14	$0.74	$0.44
Diluted net income per ordinary share	$0.21	$0.14	$0.71	$0.43
Weighted average number of ordinary shares used in computing basic net income per ordinary share	16,512,452	15,878,186	16,266,468	15,666,457
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	17,039,753	16,612,554	16,835,529	16,155,150

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
GAAP gross profit	$14,487	$12,127	$54,301	$45,263
Stock-based compensation	89	91	387	381
Amortization of intangible assets	57	57	225	225
Non-GAAP gross profit	$14,633	$12,275	$54,913	$45,869

GAAP research and development, net	$5,258	$4,636	$19,876	$17,975
Stock-based compensation	468	497	1,776	2,047
Non-GAAP research and development, net	$4,790	$4,139	$18,100	$15,928

GAAP sales and marketing	$4,739	$4,632	$19,683	$17,794
Stock-based compensation	556	506	2,265	2,023
Amortization of intangible assets	29	29	115	116
Non-GAAP sales and marketing	4,154	$4,097	$17,303	$15,655

GAAP general and administrative	$1,804	$1,549	$6,439	$6,407
Stock-based compensation	444	380	1,688	1,645
Non-GAAP general and administrative	$1,360	$1,169	$4,751	$4,762

GAAP total operating expenses	$11,801	$10,817	$45,998	$42,176
Stock-based compensation	1,468	1,383	5,729	5,715
Amortization of intangible assets	29	29	115	116
Non-GAAP total operating expenses	$10,304	$9,405	$40,154	$36,345

GAAP operating income	$2,686	$1,310	$8,303	$3,087
Stock-based compensation	1,557	1,474	6,116	6,096
Amortization of intangible assets	86	86	340	341
Non-GAAP operating income	$4,329	$2,870	$14,759	$9,524

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,				Twelve months ended December 31,
	2025		2024		2025	2024
GAAP income before taxes on income	$3,893		$2,390		$12,586	$7,202
Stock-based compensation	1,557		1,474		6,116	6,096
Amortization of intangible assets	86		86		340	341
Financial expenses (income)	(78)		(28)		(29)	84
Non-GAAP income before taxes on income	$5,458		$3,922		$19,013	$13,723

GAAP net income	$3,642		$2,248		$11,991	$6,968
Stock-based compensation	1,557		1,474		6,116	6,096
Amortization of intangible assets	86		86		340	341
Financial expenses (income)	(78)		(28)		(29)	84
Non-GAAP net income	$5,207		$3,780		$18,418	$13,489

GAAP net income per diluted share	$0.21		$0.14		$0.71	$0.43
Stock-based compensation	0.10		0.09		0.36	0.38
Amortization of intangible assets	(*	)	(*	)	0.02	0.02
Financial expenses (income)	(*	)	(*	)	(* )	(*	)
Non-GAAP net income per diluted share	$0.31		$0.23		$1.09	$0.83
Weighted average number of shares used to compute diluted net income per share	17,039,753		16,612,554		16,835,529	16,155,150

(*) Less than $ 0.01

RADCOM LTD.

Consolidated Balance Sheets

(Unaudited)

(thousands of U.S. dollars)

	As of	As of
	December 31, 2025	December 31, 2024
Current Assets
Cash and cash equivalents	$30,486	$19,243
Short-term bank deposits	79,437	75,429
Trade receivables, net	20,245	19,038
Inventories	318	1,667
Other accounts receivable and prepaid expenses	2,036	1,819
Total Current Assets	132,522	117,196

Non-Current Assets
Severance pay fund	3,431	2,985
Other long-term receivables	2,866	3,484
Property and equipment, net	988	879
Operating lease right-of-use assets	2,898	3,421
Goodwill and intangible assets, net	2,269	2,609
Total Non-Current Assets	12,452	13,378

Total Assets	$144,974	$130,574

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,632	$2,457
Deferred revenues and advances from customers	1,100	6,848
Employee and payroll accruals	7,325	7,175
Operating lease liabilities	1,099	966
Other liabilities and accrued expenses	10,872	10,463
Total Current Liabilities	23,028	27,909

Non-Current Liabilities
Accrued severance pay	4,790	3,868
Operating lease liabilities	2,135	2,438
Other liabilities and accrued expenses	916	683
Total Non-Current Liabilities	7,841	6,989

Total Liabilities	$30,869	$34,898

Shareholders’ Equity
Share capital	$809	$769
Additional paid-in capital	167,172	160,761
Accumulated other comprehensive loss	(2,923)	(2,910)
Accumulated deficit	(50,953)	(62,944)
Total Shareholders’ Equity	114,105	95,676
Total Liabilities and Shareholders’ Equity	$144,974	$130,574